OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-53489

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Third500, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1740 Oak Ave., Suite C1
(No. and Street)

Evanston	IL	60201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Gibson	614-403-8112	bgibson@third500.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum, LLP
(Name – if individual, state last, first, and middle name)

500 W Monroe Suite 2000	Chicago	IL	60661
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frederick Reichenbach, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Third500, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STATE OF: VIRGINIA
COUNTY OF: NEWPORT NEWS

Jonathan Edouard
REGISTRATION NUMBER 7896724
COMMISSION EXPIRES November 30, 2024
Notarized online using audio-video communication

Signature: Frederick Reichenbach

Managing Member

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

THIRD500, LLC

YEAR ENDED DECEMBER 31, 2022

THIRD500, LLC

YEAR ENDED DECEMBER 31, 2022

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of **Third500, LLC**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Third500, LLC (the "Company") as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information presented in Schedule I and II (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

Marcum LLP

Deerfield, Illinois
March 31, 2023

THIRD500, LLC

STATEMENT OF FINANCIAL CONDITION

December 31,	**2022**
ASSETS	
Current assets:	
Cash	**$ 66,951**
Accounts receivable, net	**60,287**
Other assets	**2,697**
Total assets	**$129,935**
LIABILITIES AND MEMBER'S CAPITAL	
Current liabilities:	
Accounts payable and accrued expenses	**$ 13,240**
Total liabilities	**13,240**
Member's capital	**116,695**
Total liabilities and member's capital	**$129,935**

THIRD500, LLC

STATEMENT OF INCOME

Year ended December 31,		2022
Revenues:		
Advisory fees	$	974,667
Success fees		1,617,602
Consulting fees		45,000
Expense reimbursement		20,769
Total revenues		2,658,038
Expenses:		
Computer expense		26,467
Dues and subscriptions		11,525
Employee compensation		428,835
Professional fees		845,029
Telephone and data services		13,917
Travel and entertainment		70,194
Provision for credit losses		448,713
Other		123,557
Total expenses		1,968,237
Net income	$	689,801

See notes to financial statements.

THIRD500, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
Year Ended December 31, 2022

Member's capital, January 1, 2022	$	89,727
Net income		689,801
Contributions		193,806
Distributions		(856,639)
Member's capital, December 31, 2022	**$**	**116,695**

THIRD500, LLC

STATEMENT OF CASH FLOWS

Year ended December 31,		2022
Cash flows from operating activities:		
Net income	$	**689,801**
Commission expense recorded as a capital contribution		**165,830**
Revenues for which payment was assigned to Member as distribution		**(257,693)**
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Accounts receivable		**38,013**
Other assets		**34,290**
Decrease in operating liabilities:		
Accounts payable and accrued expenses		**(85,386)**
Commission payable		**(50,000)**
Deferred revenue		**(41,666)**
Net cash provided by operating activities		**493,189**
Cash flows from financing activities:		
Contribution		**27,976**
Distribution		**(598,946)**
Net cash used in financing activities		**(570,970)**
Net decrease in cash		**(77,781)**
Cash, beginning of year		**144,732**
Cash, end of year	$	**66,951**

Supplemental Disclosures of Non-cash Financing Activities:	
Non-cash contribution	$165,830
Non-cash distribution for revenue assigned to Member	$257,693

See notes to financial statements.

1. Organization and summary of significant accounting policies

Operations:

Third500, LLC (the Company) was organized as an Illinois Limited Liability Company on July 27, 2001 and commenced operations on November 1, 2001. The Company, headquartered in Evanston, Illinois, is registered as a securities broker-dealer under the Securities Exchange Act of 1934, and is a registered member of the Financial Industry Regulatory Authority (FINRA). The Company engages in mergers and acquisition and capital raising advisory services. The Company serves predominantly healthcare companies in the United States and Europe, however it can also serve non-healthcare companies.

The Company is wholly-owned by Third500 Holding Private Limited (SG Holding) which operates under the laws of Singapore. SG Holding is a holding company owned by Third500 Holdings LLC (US Holdings).

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Concentration of risk:

The Company places its cash in bank accounts which, at times, may exceed federally-insured limits. Management believes that the Company is not exposed to any significant risk on cash.

Accounts receivable:

Accounts receivable represent amounts due but not yet received by year-end. All amounts are due in less than one year. The Company periodically reviews and reserves for specific receivables that are deemed to be uncollectible.

Customer Concentration

For the year ended December 31, 2022, the two largest customers accounted for 52% of the Company's total revenue.

Financial Instruments – Credit Losses:

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses on accounts receivable as an allowance for credit losses. The Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

1. Organization and summary of significant accounting policies (continued)

Revenue recognition:

The Company recognizes revenue following a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Advisory fees

The Company provides a general set of investment banking services to its clients in exchange for advisory services fees. The Company provides these advisory services on a daily basis. The Company believes the performance obligation for providing ongoing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a monthly specified retainer amount. At times, a client may pay a "lump sum" advisory fee for investment banking services at the beginning of an engagement to be consumed over a specified time period. In this case, the Company will defer revenue recognition in the month the "lump sum" is collected, and then recognize revenue over the time period the investment banking services are performed.

Expense reimbursement

The Company is allowed to charge back reasonable expenses it incurs while carrying out its obligations to a client. Expense reimbursement revenue is most commonly from airfare, meals, hotels and car rental that the Company charges back to the client.

Success fees

The Company can also earn revenue for successfully brokering a client financing or partnering transaction. For this, the Company earns a cash success fee. Management recognizes success fee revenue when (i) the client receives its "Aggregate Consideration" from an equity or debt raise at the time the closing escrow account is funded; or (ii) when a partnering of the client with a strategic partner results in a consummated transaction. When one of these events occur, the Company has earned its contractually stated percentage of "Aggregate Consideration." Prior to one of these two events occurring, the success fee revenue is not deemed earned because the client and its prospective investors can choose not to consummate the transaction.

Revenue can also be earned from "Earn Outs" or stock warrant exercise. Revenues from "Earn Outs" are recognized when they are readily determinable to be received as cash from the client company. Revenues from exercise of stock warrants are unpredictable and management recognizes revenue on them under the same policy that it recognizes success fee cash revenue, which is at the point in time an exercise event occurs.

1. Organization and summary of significant accounting policies (continued)

Consulting fees

The Company also earns revenue from providing expert opinion for legal matters where actions are brought by shareholders against an issuer. For this, the Company recognizes revenue for the hours it provides to the law firm who has hired the Company. The Company can also earn revenue from providing fairness opinions to an issuer. Revenue is recognized at the time the fairness opinion is delivered to the client issuer.

Income taxes:

The Company is treated as a disregarded entity for tax purposes. The holding company which owns 100% of the Company is then treated as a partnership for income tax purposes and is not liable for federal or state income taxes. Each individual member is required to report his distributive share of realized income, gain, loss, deductions or credits on his own income tax return.

2. Related party transactions

The Company has a referral fee sharing agreement with Third500 Pte Ltd ("TPL"), an affiliate under common control. The fee sharing allows the Company to share attributable fees directly to TPL for the work it performs in conjunction with the Company's revenue. In 2022, the Company did share $405,129 of referral fees with TPL and included in professional fees on the statement of income. The Company also had an intercompany expense paid to TPL for $15,585 that arises from the Company paying for travel, air, hotels on behalf of TPL.

Included in professional fees are discretionary amounts paid to Third500 (Thailand) Pte Ltd. for back office support. Total fees paid to Third500 (Thailand) Pte. Ltd. for the year ended December 31, 2022 were $102,693 and included in professional fees on the statement of income. There was no balance due to Third500 (Thailand) Pte Ltd at year end.

3. Net capital requirement

As a registered broker-dealer with the Securities and Exchange Commission (the SEC), the Company is subject to the SEC's net capital rule (Rule 15c3-1) and is required to maintain "minimum net capital" equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined. At December 31, 2022, the Company had net capital of $53,711. The Company's ratio of aggregate indebtedness to net capital deficit was .25:1 at December 31, 2022. Withdrawals of capital are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

THIRD500, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31		2022
Net capital:		
Member's capital	$	116,695
Total		116,695
Non-allowable assets:		
Investments		0
Accounts receivable		60,287
Other assets		2,697
Property and equipment, net of accumulated depreciation		0
Net capital		53,711
Net capital requirement		5,000
Excess net capital	$	48,711
Ratio of aggregate indebtedness to net capital		.25:1
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	13,240

See Report of Independent Registered Public Accounting Firm

THIRD500, LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF SECURITIES EXCHANGE ACT OF 1934

YEAR END DECEMBER 31, 2022

The Company is not required to comply with Rule 15c3-3 as the Company is relying on Footnote 74 of the SEC Release No 34-70013 adopting amendments to 17 C.F.R. 240.17a-5.

See Report of Independent Registered Public Accounting Firm

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of **Third500, LLC**

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Third500, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to providing consulting and advisory services in conjunction with activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Third500, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Third500, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Marcum LLP

Deerfield, Illinois
March 31, 2023

Exemption Report of Third500, LLC

Third500 (the "Company") is a registered broker-dealer subject to the Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R Section 240.17a-5, "Reports to be made by certain brokers and dealers"). The Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. Section 240. 15c3-3, and:

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34070073 adopting amendments to 17 C.F.R. Section 240.17a-5 because the Company limits its business activities exclusively to engaging solely in providing consulting and advisory services in conjunction with activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company); 2) did not carry accounts of or for customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Third500, LLC

I, Frederick Reichenbach, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct

DocuSigned by:

By: F27F86C5B0A54ED...

Title: Managing Member, Third500, LLC

March 28, 2023